May 8, 2019

Benjamin Contrucci
Chief Financial Officer
SSB Bancorp, Inc.
8700 Perry Highway
Pittsburgh, Pennsylvania

       Re: SSB Bancorp, Inc.
           Form 10-K Filed March 29, 2019
           File No. 000-55898

Dear Mr. Contrucci:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K Filed March 29, 2019

Revision of Prior Period Financial Statements, page 43

1. Please provide us your materiality analysis supporting the determination that the errors were immaterial to the two quarters affected and did not require a restatement of financial results in amended Forms 10-Q considering the guidance in SAB Topic 1M and ASC
      250. Please identify the factors that most impacted your conclusion that the errors were immaterial.
Item 9A. Controls and Procedures, page 91

2. Please tell us and revise future filings to provide additional detail regarding the nature of the deficiency in internal control over financial reporting for each material weakness and provide additional detail regarding how the deficiency impacted financial reporting.
      Additionally, we note you discuss the same remediation plans in your December 31, 2017 and December 31, 2018 Forms 10-K. Please tell us and revise future filings to explain in additional detail the status of your remediation plans including the steps remaining to be
 Benjamin Contrucci
SSB Bancorp, Inc.
May 8, 2019
Page 2
         taken and the estimated timing to remediate each material weakness.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have any questions.



FirstName LastNameBenjamin Contrucci                         Sincerely,
Comapany NameSSB Bancorp, Inc.
                                                             Division of
Corporation Finance
May 8, 2019 Page 2                                           Office of
Financial Services
FirstName LastName